Shanda Appoints New Senior Vice President
Donald Chan to head new in-game advertising business

Shanghai, China – October 23, 2007—Shanda Interactive Entertainment Limited (Nasdaq: SNDA) (“Shanda”), a leading interactive entertainment media company, today announced that Donald Chan has joined Shanda as Senior Vice President and will oversee Shanda’s new in-game advertising (“IGA”) business.

Mr. Chan has over 15 years of marketing, advertising and brand management experience in China. From 1995 until 2007, Mr. Chan was employed with Leo Burnett Company, a global network of brand-building marketing companies with locations in 84 countries and over 8,000 employees. He served most recently as the National Managing Director of China for Leo Burnett Shanghai Advertising Co., Ltd.

“We are pleased to welcome Donald Chan as the newest Senior Vice President at Shanda,” said Tianqiao Chen, Shanda’s Chairman and CEO. “Donald is one of the most influential persons in China’s advertising industry. With his extensive experience in marketing, advertising and brand building in both traditional and digital media, we believe he is the ideal candidate to head our new IGA business and view him as a strategic addition to our management team.”

In 2006, Mr. Chan was named one of the Top 10 Advertising Persons of the Year by Chinese Advertising Association. In 2007, he was named the Most Influential Brand Manager by Global Brand Forum.

About Shanda Interactive Entertainment Limited

Shanda Interactive Entertainment Limited (Nasdaq: SNDA) is a leading interactive entertainment media company in China. Shanda offers a portfolio of diversified entertainment content including some of the most popular massively multi-player online role-playing games (MMORPGs) and casual online games in China, as well as online chess and board games, network PC games and a variety of cartoons, literature works and music. Shanda’s interactive entertainment platform attracts a large and loyal user base, of which more and more is coming from homes. Each user can interact with thousands of other users and enjoy the interactive entertainment content that Shanda provides. Interaction enriches your life. For more information about Shanda, please visit http://www.snda.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements in this announcement that are not historical facts, including but not limited to statements regarding the development of the Company’s in-game advertising business and quotations from management, represent only the Company’s current expectations, assumptions, estimates and projections and are forward-looking statements. These forward-looking statements involve various risks and uncertainties. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to, the Company’s ability to attract companies to advertise using our platform and the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

SNDA/G

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CONTACT

Shanda Interactive Entertainment Ltd.
Maggie Yun Zhou
Investor Relations Manager
Shanda Interactive Entertainment Limited
Phone: +86-21-5050-4740 (Shanghai)
E-mail: IR@shanda.com.cn

Crocker Coulson (investors): crocker.coulson@ccgir.com
Elaine Ketchmere (media): elaine.ketchmere@ccgir.com
CCG Elite
Phone: +1-310-231-8600 (USA)